Proskauer Rose LLP 1001 Pennsylvania Avenue, NW, Suite 600 South, Washington, DC 20004-2533

John J. Mahon
Member of the Firm
March 24, 2025	d 202.416.6828
jmahon@proskauer.com
www.proskauer.com

VIA EDGAR

Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

    Re:     180 Degree Capital Corp.
        Preliminary Proxy Statement on Schedule 14A

Ladies and Gentlemen:

On behalf of 180 Degree Capital Corp. (the “Company”), we are transmitting for filing with the Securities and Exchange Commission (the “SEC”) a preliminary proxy statement on Schedule 14A (the “Proxy Statement”) for a special meeting of shareholders of the Company (the “Special Meeting”) to solicit approval from shareholders of the Company of:
(i)a proposal to adopt an agreement and plan of merger by and among the Company, Mount Logan Capital Inc., a corporation organized under the Laws of the Province of Ontario, Canada, Yukon New Parent, Inc., a corporation organized under the Laws of the State of Delaware and a wholly-owned subsidiary of the Company (“New Mount Logan”), Polar Merger Sub, Inc., a corporation organized under the Laws of the State of New York and a wholly-owned subsidiary of New Mount Logan, and Moose Merger Sub, LLC, a limited liability company formed under the Laws of the State of Delaware and a wholly-owned subsidiary of New Mount Logan, to combine the Company and Mount Logan under a new publicly traded company, New Mount Logan (collectively, the “Business Combination”);
(ii)a proposal to approve the deregistration of the Company as a management closed-end investment company registered under the Investment Company Act of 1940, as amended;
(iii)a proposal to approve the 2025 Omnibus Incentive Plan of New Mount Logan; and
(iv)a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of one or more proposals at the Special Meeting.
We note that New Mount Logan is concurrently filing with the SEC an initial registration statement on Form S-4 for the purpose of registering under the Securities Act of 1933, as amended, the issuance of shares of New Mount Logan common stock contemplated in connection with the Business Combination.
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If you have any questions or comments, please contact the undersigned at (202) 416-6828.
Sincerely,

/s/ John J. Mahon
John J. Mahon

cc:     Daniel B. Wolfe / 180 Degree Capital Corp.
    Kevin M. Rendino / 180 Degree Capital Corp.
    Nikita Klassen / Mount Logan Capital Inc.
    Joshua A. Apfelroth / Proskauer Rose LLP
    Michael E. Ellis / Proskauer Rose LLP
    Kenneth E. Young / Dechert LLP
    Stephen R. Pratt / Dechert LLP